UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

QUESTCOR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232808105

(CUSIP Number)

John T. Unger

Thompson & Knight, LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

713-653-8811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

February 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232808105	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporate Opportunities Fund, L.P. Corporate Opportunities Fund (Institutional), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 7,012,323 (See Item 5) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 4,207,394

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 232808105	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporate Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 7,012,323 (See Item 5) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 657,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 232808105	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporate Opportunities Fund (Institutional), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 7,012,323 (See Item 5) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 3,549,638

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 232808105	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMM Corporate Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 7,012,323 (See Item 5) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 4,207,394

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 232808105	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanders Morris Harris Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 7,012,323 (See Item 5) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 4,207,394

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 232808105	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Gale

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 7,012,323 (See Item 5) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 4,207,394

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 232808105	13D	Page 8 of 18 Pages

Item 1.	Security and Issuer.

This Amendment No.1 to a Statement on Schedule 13D amends and supplements the Report on Schedule 13D filed with the SEC on January 28, 2003, and relates to the common stock, no par value (the “Shares”), of Questcor Pharmaceuticals, Inc., a California corporation (“Issuer”). The principal executive office of the issuer of such securities is located at 3620 Whipple Road, Union City, California, 94587.

Item 2.	Identity and Background.

This statement is filed on behalf of: (a) Corporate Opportunities Fund, L.P. (“COF”), (b) Corporate Opportunities Fund (Institutional), L.P. (“COFI, and together with COF, the “COF Funds”), (c) SMM Corporate Management, LLC (“COF GP”), (d) Sanders Morris Harris Inc. (“SMH”), (e) James C. Gale (together with the COF Funds, COF GP, and SMH, the “Reporting Persons”), and (f) Montreux Equity Partners II SBIC, L.P. (“MEP”). COF and COFI are part of a group within the meaning of Rule 13d-5(b) acting together solely for the purpose of voting the Shares of the Issuer. The other member of such group is MEP.

The COF Funds are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

The COF GP is a Delaware limited liability company and the sole general partner of the COF Funds. The principal business of the General Partner is to act as general partner of the COF Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

SMH is a Texas corporation and the controlling member of COF GP. The address of its principal office is 600 Travis Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). Sanders Morris Harris is a registered broker/dealer.

Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

Ben T. Morris is a Manager of COF GP and President and a director of Sanders Morris Harris Inc. The address of his principal office is 600 Travis Suite 3100, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

Information with respect to the Identity and Background of MEP, is incorporated herein by reference to the information set forth under Item 2 of the Schedule 13D filed by such persons with the SEC on January 29, 2004, with respect to the Issuer (the “MEP Schedule 13D”), a copy of which is attached hereto as Exhibit 5.

During the past five years, none of the Reporting Persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP NO. 232808105	13D	Page 9 of 18 Pages

During the past five years, none of the Reporting Persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 15, 2003, COF purchased 469 shares of the Series B Convertible Preferred Stock, no par value (“Series B Preferred”), of the Issuer and common stock purchase warrants (“Warrants”) to purchase 159,456 shares for an aggregate consideration of $469,000 and COFI purchased 2,531 shares of Series B Preferred and Warrants to purchase 860,518 Shares for an aggregate consideration of $2,531,000. The source of these funds was working capital of the COF Funds. A total of 10,000 shares of Series B Preferred were issued. The Series B Preferred shares originally issued and outstanding are convertible into Shares at a conversion price of approximately $0.9412 per share. The exercise price of the Warrants is $1.0824 per share.

Information concerning the source and amount of funds or other consideration used by MEP in making its purchase of Shares is incorporated herein by reference to the information set forth under Item 3 of the MEP Schedule 13D.

Item 4.	Purpose of Transaction.

The COF Funds are filing this Schedule 13D (Amendment No. 1) because, as a result of certain matters reported under Item 6 below, they and MEP may be deemed to constitute a “group” under Rule 13d-5(b) for the purpose of voting Shares of the Issuer.

On February 2, 2004, MEP and the COF Funds submitted to the Issuer a joint notice of their intent (i) to nominate Albert Hansen and Howard D. Palefsky for election as directors of the Issuer at the Issuer’s next annual meeting of shareholders and (ii) to vote all shares of the Issuer held by each of them in favor of such nominees. A copy of the joint notice is attached hereto as Exhibit 6 and is incorporated by reference herein. In addition, MEP and the COF Funds have notified the Issuer that each intends to cumulate its votes in connection with such election of directors.

The Series B Preferred and the Warrants contain certain limitations on the conversion or exercise thereof which make the Series B Preferred inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more than 9.9% (the “Restrictive Ownership Percentage”) of the Common Stock, unless the holder notifies the Issuer to increase the Restrictive Ownership Percentage. On February 12, 2004, each of COF and COFI notified the Issuer (the “Notice”) that it increased its Restrictive Ownership Percentage from 9.9% to 19.9%. A copy of the Notice is attached hereto as Exhibit 7 and is incorporated by reference herein.

The COF Funds acquired the 3,000 shares of Series B Preferred and warrants to purchase 1,000,000 shares of common stock for general investment purposes.

The COF Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the COF Funds, or other individuals or entities that may be deemed to be affiliates of the COF Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Information concerning MEP’s purpose or purposes of the acquisition of Shares of the Issuer is incorporated herein by reference to Item 4 of the MEP Schedule 13D.

CUSIP NO. 81787Q 10 4	13D	Page 10 of 18 Pages

Item 4	(Continued)

Dividends on the Series B Preferred accrue at a rate per annum based on the original purchase price of $1,000 per share of 8% from January 15, 2003 to December 31, 2005, 10% from January 1, 2006 to December 31, 2007, and 12% after January 1, 2008, and are payable quarterly. The Series B Preferred ranks senior to the Series A preferred stock of the Issuer. All dividends on the Series B Preferred must be paid prior to payment of any dividends on the Common Stock. Accrued and unpaid dividends bear interest at the dividend rate in effect plus 6% per annum. Upon the occurrence and during the continuance of certain events, including the absence of reported sale price for Shares for six consecutive trading days, certain failures to pay dividends, certain insolvency proceedings, judgments, default on obligations, certain changes in control of the Issuer, certain corporate transactions, certain non-compliance and breaches of the transaction documents, and failures to maintain net cash, cash equivalent and eligible investment balances, the applicable dividend rate is increased by 6% per annum. The Series B Preferred has seniority with the Series A preferred stock in distributions upon any liquidation or dissolution of the Issuer, and is senior in rank to the Common Stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series B Preferred votes on an as converted basis together with the Common Stock as a single class (with each share of Series B Preferred Stock casting a number of votes equal to 0.88 times the number of shares of Common Stock into which it is convertible).

The affirmative vote or written consent of a majority of the holders of Series B Preferred Stock, voting separately as a class, is required for (1) any amendment, alteration, or repeal, whether by merger or consolidation or otherwise, of the Issuer’s articles of Incorporation if the amendment, alteration, or repeal materially and adversely affects the powers, preferences, or special rights of the Series B Preferred Stock or (2) the creation or issuance of any class or series of preferred stock ranking senior to or on a parity with the Series B Preferred Stock as to dividends or liquidation.

The Issuer has the right to redeem the Series B Preferred Stock commencing January 1, 2006 for a redemption price equal to 110% of the stated value ($1,000) of each share plus any accrued and unpaid dividends. In addition, each holder of Series B Preferred Stock has the right to require the Issuer to redeem their shares of Series B Preferred Stock at a redemption price equal to the stated value ($1,000) of each share plus any accrued and unpaid dividends upon the occurrence of certain events, including certain amendments and changes of the Issuer’s Articles of Incorporation, certain misstatements or omissions, certain payments of dividends or redemption prices, certain issuances of Shares, certain non-compliance and breaches of transaction documents, material breaches of representations and warranties, and certain voluntary insolvency proceedings.

COF and COFI have the right to designate one individual to attend and act as an observer at all meetings of the Board of Directors of the Issuer.

Subject to the foregoing, the COF Funds have acquired all securities of the Issuer that they presently own as an investment. The COF Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the COF Funds, or other individuals or entities that may be deemed to be affiliates of the COF Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the COF Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming

CUSIP NO. 232808105	13D	Page 11 of 18 Pages

Item 4	(Continued)

eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) There are 44,379,058 shares of Common Stock outstanding as of November 6, 2003 (the “Outstanding Shares”), as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2003. In addition there are 10,624,731 shares of Common Stock currently issuable upon conversion of all of the outstanding shares of Series B Preferred. Each share of Series B Preferred is currently entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such Series B Preferred, resulting in the total voting equivalence of 9,296,640 shares of Common Stock (the “Converted Shares”). The current voting equivalence of the 3,187,420 aggregate shares of Common Stock (the “COF Series B Shares”) issuable upon the Series B Preferred currently held by the Reporting Persons is 2,788,993 (the “COF Converted Shares”). In addition, the Reporting Persons may currently purchase an additional 1,019,974 shares of Common Stock upon conversion of the Warrants (the “COF Warrant Shares”).

By reason of the understanding among the COF Funds and MEP described in Items 4 and 6 herein, the COF Funds and MEP may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer. Based on information set forth in the MEP Schedule 13D (and as set forth under Item 5 of Exhibit 5), MEP beneficially owns a total of 2,124,947 shares of Common Stock (the “MEP Series B Shares”) that are currently issuable upon conversion of 2,000 shares of Series B Preferred. The current voting equivalence of the MEP Series B Shares is 1,859,329 (the “MEP Converted Shares”) In addition, as reported in the MEP Schedule 13D (and as set forth under Item 5 of Appendix 1), MEP may currently purchase an additional 679,982 shares of Common Stock (the “MEP Warrant Shares”) upon conversion of a warrant to purchase shares of Common Stock which they hold.

Collectively, the Reporting Persons and MEP, may be deemed to beneficially own a total of (i) 5,312,367 shares of Common Stock (the “Total Series B Shares”) that are currently issuable upon conversion of 5,000 shares of Series B Preferred, and (ii) 1,699,956 shares of Common Stock that are currently issuable upon exercise of common stock purchase warrants (the “Total Warrant Shares”). The current voting equivalence of the Total Series B Shares is 4,648,321 (the “Total Converted Shares”).

(i)	Holdings if Deemed Members of a Rule 13d-5 Group with the COF Funds.

If the Reporting Persons are deemed to be members of a group with MEP under Rule 13d-5(b) of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

Reporting Person	Aggregate Number of Shares Beneficially Owned(1)		Percentage of Aggregate Shares Outstanding (5)	Percentage of Voting Shares (5)

Corporate Opportunities Fund, L.P.	7,012,323		13.6%	12.5%

Corporate Opportunities Fund (Institutional), L.P.	7,012,323		13.6%	12.5%

SMM Corporate Management, LLC	7,012,323	(2)	13.6%	12.5%

Sanders Morris Harris Inc.	7,012,323	(3)	13.6%	12.5%

James C. Gale	7,012,323	(4)	13.6%	12.5%

(1)	By reason of the understanding among the COF Funds and MEP described in Items 4 and 6 herein, the COF Funds and MEP may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting

CUSIP NO. 232808105	13D	Page 12 of 18 Pages

Item 5	(Continued)

(2)	shares of the Issuer and the Reporting Persons may be deemed to share voting power over 2,804,929 shares of Common Stock beneficially owned by the COF Funds. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(2)	COF GP serves as the general partner of the COF Funds. By reason of such relationship, COF GP may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds. COF GP disclaims beneficial ownership of such shares.

(3)	SMH is the controlling member of COF GP. By reason of such relationship, SMH may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds and COF GP. SMH disclaims beneficial ownership of such shares.

(4)	Mr. Gale serves as investment manager of the COF Funds. By reason of such relationship, Mr. Gale may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds, COF Partner, and SMH. Mr. Gale disclaims beneficial ownership of such shares.

(5)	When deemed members of a group with the MEP, the percentage interest calculation of the Reporting Persons set forth herein for the aggregate number of outstanding shares (the “Aggregate Shares Outstanding”) was calculated by dividing the (A) sum of the Total Series B Shares plus the Total Warrant Shares by (B) the sum of the Outstanding Shares plus the Total Series B Shares plus the Total Warrant Shares, while the percentage interest calculation of the Reporting Persons set forth herein for the aggregate number of voting shares (the “Voting Shares”), was calculated by dividing the (X) sum of the Total Converted Shares plus the Total Warrant Shares by (Y) the sum of the Outstanding Shares plus the Total Converted Shares plus the Total Warrant Shares.

(ii)	Holdings if Not Deemed Members of a Rule 13d-5 Group with MEP.

If the Reporting Persons are not deemed to be members of a group with MEP under Rule 13d-5(b) of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class	Percentage of Voting Shares (1)
Corporate Opportunities Fund, L.P.	657,756	(2)	1.55%	1.11%
Corporate Opportunities Fund (Institutional), L.P.	3,549,638	(2)	7.44%	5.89%
Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P.	4,207,394	(4)	8.66%	6.93%
SMM Corporate Management, LLC	4,207,394	(5)	8.66%	6.93%
Sanders Morris Harris Inc.	4,207,394	(6)	8.66%	6.93%
James C. Gale	4,207,394	(6)	8.66%	6.93%

(1)	Each share of Series B Preferred is currently entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such Series B Preferred.

(2)	Includes 498,300 shares of common stock issuable upon conversion of 469 shares of Series B Preferred that are immediately convertible into common stock, and 159,456 shares of common stock issuable upon exercise of common stock purchase warrants.

CUSIP NO. 232808105	13D	Page 13 of 18 Pages

Item 5	(Continued)

(3)	Includes 2,689,120 shares of common stock issuable upon conversion of 2,531 shares of Series B Preferred that are immediately convertible into common stock, and 860,518 shares of common stock issuable upon exercise of stock purchase warrants.

(4)	Includes 3,187,420 shares of common stock issuable upon conversion of 3,000 shares of Series B Preferred that are immediately convertible into common stock, and 1,000,000 shares of common stock issuable upon exercise of common stock purchase warrants.

(5)	Includes shares beneficially owned by the COF Funds, which may be deemed to be beneficially owned by COF GP. COF GP disclaims beneficial ownership of such shares.

(6)	Includes shares beneficially owned by the COF Funds and SMM Corporate Management, LLC, which may be deemed to be beneficially owned by SMH and Mr. Gale. SMH and Mr. Gale disclaim beneficial ownership of such shares.

(b) (i) Holdings if Deemed Members of a Rule 13d-5 Group with MEP.

If the Reporting Persons are deemed to be members of a group with MEP under Rule 13d-5(b) of the Act, the number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

Reporting Person	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote (1)		Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition
Corporate Opportunities Fund, L.P.	0	7,012,323		0	657,756
Corporate Opportunity Fund (Institutional), L.P.		7,012,323			3,549,638
SMM Corporate Management, LLC	0	7,012,323	(2)	0	4,207,394	(2)
Sanders Morris Harris Inc.	0	7,012,323	(3)	0	4,207,394	(3)
James C. Gale	0	7,012,323	(4)	0	4,207,394	(4)

(1)	By reason of the understanding among the COF Funds and MEP described in Items 4 and 6 herein, the COF Funds and MEP may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer and the Reporting Persons may be deemed to share voting power over 2,804,929 shares of Common Stock beneficially owned by MEP. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(2)	COF GP serves as general partner of the COF Funds. By reason of such relationship, COF GP may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds. COF GP disclaims beneficial ownership of such shares.

(3)	SMH is the controlling member’s of COF GP. By reason of such relationship, SMH may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and COF GP. SMH disclaims beneficial ownership of such shares.

CUSIP NO. 232808105	13D	Page 14 of 18 Pages

Item 5	(Continued)

(4)	Mr. Gale serves as investment manager of the COF Funds. By reason of such relationship, Mr. Gale may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds, COF GP, and SMH. Mr. Gale disclaims beneficial ownership of such shares.

(ii) Holdings if Not Deemed Members of a Rule 13d-5 Group with the COF Funds.

If the Reporting Persons are no deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

Reporting Person	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition
Corporate Opportunities Fund, L.P.	0	657,756		0	657,756
Corporate Opportunity Fund (Institutional), L.P.		73,549,638			3,549,638
SMM Corporate Management, LLC	0	4,207,394	(1)	0	4,207,394	(1)
Sanders Morris Harris Inc.	0	4,207,394	(2)	0	4,207,394	(2)
James C. Gale		4,207,394	(3)		4,207,394	(3)

(1)	COF GP serves as general partner of the COF Funds. By reason of such relationship, the COF GP may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds. COF GP disclaims beneficial ownership of such shares.

(2)	SMH is the controlling member of COF GP. By reason of such relationship, SMH may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds and COF GP. SMH disclaims beneficial ownership of such shares.

(3)	Mr. Gale serves as investment manager of the COF Funds. By reason of such relationship, Mr. Gale may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by the COF Funds, COF GP, and SMH. Mr. Gale disclaims beneficial ownership of such shares.

To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

Information concerning the number of Shares as to which MEP holds the sole power to direct the vote, shared power to direct the vote, sole power to dispose or direct the disposition, or shares power to dispose of direct the disposition is incorporated by reference to Item 5(b) of the MEP Schedule 13D.

(c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

None

(d) The COF Funds have the right to receive all dividends on the Series B Preferred they own.

CUSIP NO. 232808105	13D	Page 15 of 18 Pages

Item 5	(Continued)

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an understanding among them, COF, COFI, and MEP have submitted to the Issuer a joint notice of their intent to nominate Mr. Hansen and Mr. Palefsky for election as directors of the Issuer at the Issuer’s next annual meeting of stockholders and each of COF, COFI, and MEP intends to vote all shares of Series B Preferred Stock held by it in favor of such nominees. In addition, COF, COFI, and MEP have notified the Issuer that each intends to cumulate its votes in connection with such election of directors.

In connection with the issuance of the Series B Preferred, the Issuer extended certain registration rights to the COF Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Series B Preferred and the Warrants and to maintain the effectiveness of such registration statement until two years after it is declared effective.

See Item 4 for a description of voting rights applicable to the Series Preferred, which information is incorporated herein by reference.

The Series B Preferred and the Warrants contain certain limitations on the conversion or exercise thereof which make the Series B Preferred inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more than 9.9% (the “Restrictive Ownership Percentage”) of the Common Stock, unless the holder notifies the Issuer to increase the Restrictive Ownership Threshold. On February 12, 2004, each of the COF Funds notified the Issuer (the “Notice”) to increase its Restrictive Ownership Percentage from 9.9% to 19.9%. A copy of the Notice is attached hereto as Exhibit 7 and is incorporated by reference herein.

Except as stated herein, none of the COF Funds, SMM Corporate Management, LLC, Sanders Morris Harris, nor Mr. Gale, nor, to the best of the knowledge of the COF Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Information concerning contracts, arrangements, understandings, or relationships with respect to Shares of the Issuer and MEP is incorporated herein by reference to Item 6 of the MEP Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit Title

1	Joint Filing Agreement among the reporting persons.

2	Certificate of Determination of Series B Convertible Preferred Stock dated as of December 29, 2002. (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003).

3	Subscription Agreement dated as of December 29, 2002, between the Issuer and the purchasers of Series B Preferred. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003).

4	Form of Common Stock Purchase Warrant issued by the Issuer to the purchasers of Series B Preferred. (Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003).

CUSIP NO. 232808105	13D	Page 16 of 18 Pages

Item 7.	(Continued)

5	Schedule 13D filed with the SEC on January 29, 2004, by MEP, MEP GP, Mr. Palefsky, and Mr. Turner.

6	Letter from Montreux Equity Partners II SBIC, L.P., Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. to Questcor Pharmaceuticals, Inc., dated February 2, 2004, regarding notice of a shareholder proposal.

7	Notice from the COF Funds to Questcor Pharmaceuticals, Inc., dated February 12, 2004, instructing the Issuer to increase in the Restrictive Ownership Percentage of the Series B Preferred and the Warrants.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 12, 2004

Corporate Opportunities Fund, L.P. Corporate Opportunities Fund (Institutional), L.P. By: SMM Corporate Management, LLC

By	/s/ James C. Gale

James C. Gale, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 12, 2004

Signatures: SMM Corporate Management, LLC

By	/s/ James C. Gale

Name:	James C. Gale
Title:	Manager and Chief Investment Officer

Sanders Morris Harris Inc.

By	/s/ James C. Gale

Name:	James C. Gale
Title:	Managing Director

/s/ James C. Gale

James C. Gale

Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 232808105	13D	Page 17 of 18 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Chief Executive Officer and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	Director and President
Don A. Sanders	Chairman of the Executive Committee
Titus H. Harris, Jr.	Executive Vice President
Richard C. Webb	Executive Vice President
Anthony J. Barton	Executive Vice President
Peter M. Badger	President of Fixed Income Division
Richard D. Grimes	Executive Vice President
Howard Y. Wong	Chief Financial Officer and Treasurer
Sandy Williams	Secretary

CUSIP NO. 232808105	13D	Page 18 of 18 Pages

Appendix A-1

Directors and Executive Officers of

Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
Titus H. Harris, Jr.	Director, Executive Vice President of SMH
Donald R. Campbell	Director, retired
W. Blair Waltrip	Director, private investor
John H. Styles	Director, private investor
Nolan Ryan	Director, private investor
Dan S. Wilford	Director, President and CEO of Memorial Hermann Healthcare System
Stephen M. Reckling	Chairman and CEO of Pinnacle Trust Co., LTA; 4265 San Felipe, Suite 900 Houston, Texas 77027
Rick Berry	Chief Financial Officer